Exhibit 99.1

Canopy Growth Strengthens Position as Global Cannabis Research Leader by Entering Agreement to Acquire Beckley Canopy Therapeutics

SMITHS FALLS, ON, Aug. 9, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED), (NYSE: CGC) is pleased to announce that it has entered into an agreement to acquire the global cannabinoid-based medical researcher Beckley Canopy Therapeutics ("Beckley Canopy"). The acquisition brings together Canopy's wholly owned research program with the Beckley Canopy research platform which is partly owned by Canopy Growth in order to combine the best teams, programs and clinical work all under a single strategic plan. The research arm in turn directly supports the commercial efforts of Spectrum Therapeutics around the world. As part of the acquisition, Canopy Growth also acquires the outstanding shares in Spectrum Biomedical UK, the commercial arm of the Company in the United Kingdom, as that markets begins to develop into a commercially viable opportunity.

With the acquisition of C3, and Canopy Growth's expanding research and development plans worldwide, the Company is solidifying its status as a truly global leader in cannabinoid research. Spectrum Therapeutics will leverage Beckley Canopy's intellectual property, accelerate its comprehensive research programs, build evidence around the Company's products and formulations and ultimately improve patient access to cannabinoid-based medicines globally.

"The acquisition of Beckley Canopy will allow Spectrum Therapeutics to continue expanding its medical cannabis leadership around the world, strengthening our foothold in the UK and more broadly across Europe – a region that wants to see stronger clinical evidence around cannabis-based medicines," said Mark Zekulin, CEO, Canopy Growth Corporation. "We're excited to continue working with the incredible management team at Beckley Canopy to accelerate our shared vision to create evidence-based cannabis formulations that will serve patients in need around the world."

Beckley Canopy was formed as a joint venture in January 2018 between Beckley Research & Innovations ("BRI") and Canopy Growth to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. The research platform combined European and North American-based leaders in cannabis research from BRI and Canopy Growth to create a strong and complementary UK-based European partnership. Since its inception, Beckley Canopy has made significant progress in three initial areas of research, namely cancer pain, opioid sparing, and smoking cessation, with further research in progress.

Once the acquisition is complete, Beckley Canopy will be fully integrated into the current Spectrum Therapeutics platform and management team in Europe, a region of focus for the Company as policy surrounding medical cannabis and patient access continues to evolve. The leadership team at Beckley Canopy has demonstrated a strong track record of success in the short period since its inception, and the senior research team boasts a combined 75 years of pharmaceutical research globally.

The acquisition remains subject to certain regulatory approvals and closing conditions, and if satisfied, is expected to close within the next 60 days.

Here's to Future (European, pharmaceutical grade) Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to strategic international mergers and acquisitions. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 06:00e 09-AUG-19